SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-T/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                            Block Drug Company, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                              SB Acquisition Corp.
                                       and
                     SmithKline Beecham Holdings Corporation
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))

                 Class A Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    093644102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Donald F. Parman, Esq.
                     SmithKline Beecham Holdings Corporation
                               One Franklin Plaza
                        Philadelphia, Pennsylvania 19102
                                 (215) 751-7633

                                   Copies to:

                             James F. Munsell, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)



                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

           Transaction
           Valuation*  770,703,846            Amount of Filing Fee** 154,141
--------------------------------------------------------------------------------

    *For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Value was calculated on the basis of (i) 14,541,582 shares of Class A common stock, par value $.10 per share and (ii) the tender offer price of $53.00 per share. The Transaction Value does not include the value of the transaction with respect to the offer to purchase all outstanding shares of Class B common stock, par value $.10 per share, of Block Drug Company, Inc., which shares are not registered under the Securities Exchange Act of 1934, as amended.

    **This amount has previously been paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                   Filing Party: N/A
Form or Registration No.: N/A                 Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 3 (this "Amendment"), amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on October 19, 2000, as previously amended by Amendment No. 1 on November 3, 2000 and Amendment No. 2 on December 14, 2000, by SB Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly-owned subsidiary of SmithKline Beecham Holdings Corporation, a Delaware corporation ("SBHC"), to purchase all the outstanding shares of Class A common stock, par value $.10 per share (the "Class A Shares"), of Block Drug Company, Inc., a New Jersey corporation (the "Company"), which are not owned by SBHC or its affiliates, at a purchase price of $53.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

      The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

         "On December 27, 2000, SmithKline Beecham plc ("SmithKline Beecham") became a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales ("GSK"), upon the effectiveness of the merger of SmithKline Beecham and Glaxo Wellcome plc pursuant to a scheme of arrangement approved by the English High Court. Thereafter, on January 11, 2001, SmithKline Beecham assigned all its rights and obligations as a party to the Agreement and Plan of Merger among SmithKline Beecham, Purchaser and the Company, dated October 7, 2000, to SBHC. SmithKline Beecham also transferred to SBHC 100% of the issued and outstanding shares of common stock of the Purchaser. SBHC is now the sole shareholder of the Purchaser.

         On January 11, 2001, GSK and the Company received final regulatory clearance from the European Commission to complete the Offer and the Merger.

         Reference is hereby made to the press release issued by GSK and the Company on January 11, 2001, a copy of which is attached hereto as Exhibit (a)(1)(J) and incorporated herein by reference."

         ITEM 12. EXHIBITS

                  Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibits:

         "(a)(1)(J) Press Release issued by GSK and the Company on January 11,
                    2001."

         "(d)(3) Assignment and Assumption Agreement, dated as of January 11, 2001, between SmithKline Beecham and SBHC."

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2001


                                        SmithKline Beecham Holdings Corporation


                                        By: /s/ Donald F. Parman
                                            -----------------------------------
                                            Name:  Donald F. Parman
                                            Title: Vice President and Secretary


                                        SB Acquisition Corp.


                                        By: /s/ Donald F. Parman
                                            -----------------------------------
                                            Name:  Donald F. Parman
                                            Title: Assistant Secretary





                                  EXHIBIT INDEX


(a)(1)(10)    Press Release issued by GSK and the Company on January 11, 2001

(d)(3) Assignment and Assumption Agreement, dated as of January 11, 2001, between SmithKline Beecham and SBHC.